Statement of Financial Condition
(Expressed in U.S. dollars)

PARADIGM CAPITAL U.S. INC.
(A WHOLLY OWNED SUBSIDIARY OF PARADIGM CAPITAL INC.)

Year ended July 31, 2024

(With Report of Independent Registered Public Accounting Firm thereon)



KPMG LLP
Bay Adelaide Centre
333 Bay Street, Suite 4600
Toronto, ON M5H 2S5
Canada
Tel 416-777-8500
Fax 416-777-8818
www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors
Paradigm Capital U.S. Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Paradigm Capital U.S. Inc. (the Company) as of July 31, 2024, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of July 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company's auditor since 2002.

Toronto, Canada
September 30, 2024

PARADIGM CAPITAL U.S. INC.

(A WHOLLY OWNED SUBSIDIARY OF PARADIGM CAPITAL INC.)
(Expressed in U.S. dollars)

Statement of Financial Condition

July 31, 2024

Assets

Cash	$	478,570
Other receivables		3,987
Deposit with regulators		10,995
Prepaid expenses		6,255
Due from related parties (note 3)		1,261,837
Deferred income tax asset (note 6)		156,074
	$	1,917,718

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued liabilities	$	47,200
Stockholder's equity:		
Capital stock (note 2):		
Authorized:		
Unlimited common shares, no par value		
Issued and outstanding:		
100 common shares		65
Additional paid-in capital		4,650,000
Deficit		(2,779,547)
		1,870,518
	$	1,917,718

See accompanying notes to statement of financial condition.

(Expressed in U.S. dollars)

Paradigm Capital U.S. Inc. (the "Company") was incorporated under the Ontario Business Corporations Act on February 10, 2000. The Company commenced operations in August 2002. In the United States, the Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's primary source of revenue is commission income for securities trade execution for institutional clients resident in the United States. The Company is subject to regulation by FINRA and is clearing and settling transactions on a Delivery versus Payment/Receipt basis. The Company uses the services of NBIN Inc. ("clearing broker") through its Operating Agreement dated August 15, 2000, June 19, 2006, March 27, 2008 and amended and restated April 2, 2015 with its parent, Paradigm Capital Inc. (the "Parent") to perform certain securities trading, clearing and record-keeping activities as its agent in securities markets. Accordingly, the Company does not hold customer funds or safe keep customer securities and, as per its original registration, is exempt from Rule 17a-13 pursuant to the Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(i). Furthermore, the Company certifies that it does not have any proprietary interest in any account classified solely as that of a customer.

The Company is a wholly owned subsidiary of the Parent, a Canadian-owned investment dealer regulated by the Canadian Investment Regulatory Organization and a participating institution of the Canadian Investor Protection Fund. Continued operations of the Company are dependent on the Parent's ability to attract and retain clients on behalf of the Company. The Parent is located in Toronto, Ontario, Canada.

1. Significant accounting policies:

The significant accounting policies are as follows:

(a) Basis of presentation:

These financial statements have been prepared in accordance with general accepted accounting principles in the United States of America.

1. Significant accounting policies (continued):

(b) Cash and cash equivalents:

The Company considers deposits in banks and term deposits with original maturities of three months or less as cash and cash equivalents.

(c) Fair values of financial assets and liabilities:

The Company records securities owned at fair value, and other non-trading assets and liabilities at their original amortized cost less allowances or write-downs for impairment. Where there is no quoted market value, fair value is determined using a variety of valuation techniques and assumptions. Realized and unrealized changes in fair value are recorded in the statement of income in the year the changes occur.

Fair value represents the price that would be received to sell the asset or paid to transfer the liability (an exit price). A three-level hierarchy, provided in the applicable accounting guidance, for inputs is utilized in measuring fair value, which maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used to determine the exit price when available. Under applicable accounting guidance, the Company categorizes its financial instruments, based on the priority of inputs to the valuation technique, into this three-level hierarchy. The hierarchy is broken down into three levels based on the observability of inputs as follows:

(i) Level 1:

Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

PARADIGM CAPITAL U.S. INC.

(A WHOLLY OWNED SUBSIDIARY OF PARADIGM CAPITAL INC.)
(Expressed in U.S. dollars)

Notes to Statement of Financial Condition (continued)

Year ended July 31, 2024

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1.   **Significant accounting policies (continued):**

   (ii) Level 2:

   Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

   (iii) Level 3:

   Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

   (d) Translation of foreign currency:

   Monetary assets and liabilities related to Canadian dollar foreign currency balances are translated into U.S. dollars at the exchange rate in effect at the year-end date. Non-monetary assets and liabilities related to Canadian dollar foreign currency balances are translated into U.S. dollars at the exchange rates prevailing at the transaction dates. Revenue and expenses related to Canadian dollar foreign currency transactions are translated into U.S. dollars at the average exchange rate prevailing for the year.

   (e) Use of estimates:

   The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Significant items subject to such estimates and assumptions include the valuation of deferred tax assets. Actual results could differ from those estimates.

   (f) Securities transactions:

   Securities transactions are recorded on a trade date basis.

PARADIGM CAPITAL U.S. INC.
(A WHOLLY OWNED SUBSIDIARY OF PARADIGM CAPITAL INC.)
(Expressed in U.S. dollars)

Notes to Statement of Financial Condition (continued)

Year ended July 31, 2024

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1. **Significant accounting policies (continued):**

   (g) Commissions:

   Commission income is recorded when earned on a trade date basis.

   (h) Income taxes:

   Deferred income taxes are provided in recognition of temporary differences between the carrying amount of assets and liabilities and their respective tax bases, operating losses and tax credit carry forwards made for financial reporting and income tax purposes. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax expense or benefits are recognized in the financial statements for the changes in deferred tax assets or liabilities between years.

   (i) Offsetting:

   Financial assets and liabilities are offset and the net amount presented in the statement of financial condition when, and only when, the Company has a legal right to set off the recognized amounts and it intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

   (j) Accounting standards adopted during the year:

   There were no new accounting standards adopted by the Company during the year.

2. **Capital stock:**

   Capital stock consists of 100 common shares issued on February 10, 2000, to the Parent.

PARADIGM CAPITAL U.S. INC.

(A WHOLLY OWNED SUBSIDIARY OF PARADIGM CAPITAL INC.)
(Expressed in U.S. dollars)

Notes to Statement of Financial Condition (continued)

Year ended July 31, 2024

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3.   **Related party transactions and balances:**

In accordance with an Operating Agreement dated August 15, 2000, June 19, 2006, March 27, 2008, as amended and restated on April 2, 2015, the Parent provides through its carrying broker certain securities trading, clearing and record-keeping activities as agent for and on behalf of the Company. Under this Operating Agreement, direct costs are charged to the Company based on an execution charge per transaction and indirect costs are charged based on an estimate of the time spent by employees of the Parent in servicing the Company and a portion of the total expenses for indirect compensation and office overhead. During the year, the Parent charged the Company $99,523 for indirect costs and office overhead.

The Parent also pays certain expenses on behalf of the Company which are recoverable from the Company. These amounts paid are charged through the intercompany accounts at the actual amounts paid.

A substantial portion of the Company's expenses is paid to the Parent. The Company's reported financial results may differ substantially if the Company had operated on a stand-alone basis.

Due from/(to) Parent comprises the following:

Due to Parent, beginning of year	$ 338,176
Commissions receivable from Parent, net of direct expenses	409,847
Indirect costs and overhead	(99,523)
Taxes payable in respect of harmonized sales tax	(12,938)
Foreign exchange adjustments	4,223
Other payments	(87,948)
Repayments	(65,000)
Due from Parent, end of year	$ 486,837

The net amount due from Parent is interest-free and payable on demand.

During 2020, the Company had advanced a loan to an entity under common control with a balance of $475,000. During 2023, a further $300,000 was advanced resulting in a total balance of $775,000 that remains as at July 31, 2024. The advance is unsecured, free of interest and has no fixed maturity date.

PARADIGM CAPITAL U.S. INC.

(A WHOLLY OWNED SUBSIDIARY OF PARADIGM CAPITAL INC.)
(Expressed in U.S. dollars)

Notes to Statement of Financial Condition (continued)

Year ended July 31, 2024

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4. Receivable from/payable to customers:

From time to time, the Company may have receivables from or payables to customers relating to securities transactions that have not been delivered. These amounts are reflected on the statement of financial condition with a corresponding receivable from or payable to the clearing broker.

5. Net capital requirements:

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). The Company's method of computing net capital is the alternate method and under Rule 15c3-1, the Company is required to maintain minimum net capital of $250,000. At July 31, 2024, the Company had net capital of $428,193, which was $178,193 in excess of the required capital.

6. Income taxes:

For Canadian tax purposes, the Company files a stand-alone tax return.

The tax effects of temporary differences that give rise to significant portions of the deferred tax asset at July 31, 2024 are presented below:

Deferred income tax assets:	
Losses carried forward	321,307
Less: Valuation allowance	(165,233)
Net deferred tax assets	$ 156,074

At July 31, 2024, the Company has non-capital losses carried forward for income tax purposes of $1,212,479 which will expire starting in 2036. The benefit arising there from has been recognized in these financial statements to the extent that management considered it more likely than not that future taxable profit will be available against which the Company can utilize the tax benefits.

PARADIGM CAPITAL U.S. INC.

(A WHOLLY OWNED SUBSIDIARY OF PARADIGM CAPITAL INC.)
(Expressed in U.S. dollars)

Notes to Statement of Financial Condition (continued)

Year ended July 31, 2024

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7.   **Financial instruments:**

(a) Credit risk:

Credit risk exposure is primarily attributable to cash and due from related parties receivables. The cash is placed in Schedule I institutions to minimize risk. The Company evaluates the related parties to manage credit risk with respect to repayment of outstanding balances. Management believes that receivables from related parties are fully recoverable.

(b) Fair values of financial instruments:

As at July 31, 2024, there are no financial instruments carried at fair value on the statement of financial condition. As a result, risks that are attributable to changes in fair value are minimal. The fair values of financial assets and liabilities presented on the statement of financial condition, approximate their carrying amounts due to their imminent maturity or short-term nature.

8.   **Legal proceedings:**

In the normal course of business, the Company may be involved in litigation. At July 31, 2024, no litigation was pending against the Company nor is management aware of any unasserted claims or assessments against the Company.

9.   **Subsequent events:**

The Company has evaluated the effects of subsequent events that have occurred subsequent to the statement of financial condition date and through to September 30, 2024, which is the date the financial statements were issued. During this period, there have been no events that would require recognition in or disclosure in the financial statements.